UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                   SCHEDULE 13G



                   Under the Securities Exchange Act of 1934



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                              (Name of Issuer)

                      Loehmann's Holdings, Inc. (LHMS)

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                      (Title of Class and Securities)

                   Common Stock, par value $.01 per share

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                               (CUSIP Number)

                                 540417102
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          (Date of Event Which Requires Filing of this Statement)

                               March 11, 2002


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     [  ]  Rule 13d-1(b)

     [x ]  Rule 13d-1(c)

     [  ]  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 540417102           SCHEDULE 13G                      Page 2 of 4
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     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Richard A. Rubin

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [x]
                                                           (b)  [ ]
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     (3)  SEC USE ONLY

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     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                                   (5)  SOLE VOTING POWER
           NUMBER OF                      181,700 shares
            SHARES                 -------------------------------------------
         BENEFICIALLY              (6)  SHARED VOTING POWER
           OWNED BY                       0 shares
             EACH                  -------------------------------------------
           REPORTING               (7)  SOLE DISPOSITIVE POWER
            PERSON                        181,700 shares
             WITH                  -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                          0 shares
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    (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          181,700 shares*
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   (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)                      [ ]

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   (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.45%
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   (12)  TYPE OF REPORTING PERSON (See Instructions)

         IN
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* This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by the information in this Schedule 13G. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.




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CUSIP No. 540417102            SCHEDULE 13G                      Page 3 of 4
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     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Hawkeye Capital Management LLC  - 134 092 634

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [x]
                                                           (b)  [ ]
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     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
           NUMBER OF                      0 shares
            SHARES                 -------------------------------------------
         BENEFICIALLY              (6)  SHARED VOTING POWER
           OWNED BY                       0 shares
             EACH                  -------------------------------------------
           REPORTING               (7)  SOLE DISPOSITIVE POWER
            PERSON                        0 shares
             WITH                  -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                          0 shares
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    (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          181,700 shares*
------------------------------------------------------------------------------
   (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)                      [ ]

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   (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.45%
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   (12)  TYPE OF REPORTING PERSON (See Instructions)

          OO
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* This number is included solely for the purposes of identifying shares as to which this Schedule 13G relates and is qualified in its entirety by the information in this Schedule 13G. Beneficial ownership of the listed shares is disclaimed pursuant to Rule 13d-4.




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CUSIP No. 540417102           SCHEDULE 13G                       Page 4 of 4
------------------------------------------------------------------------------

     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Hawkeye Capital LP -  134 092 631

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     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  [x]
                                                           (b)  [ ]
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
------------------------------------------------------------------------------
                                   (5)  SOLE VOTING POWER
           NUMBER OF                      0 shares
            SHARES                 -------------------------------------------
         BENEFICIALLY              (6)  SHARED VOTING POWER
           OWNED BY                       0 shares
             EACH                  -------------------------------------------
           REPORTING               (7)  SOLE DISPOSITIVE POWER
            PERSON                        0 shares
             WITH                  -------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER
                                          0 shares
------------------------------------------------------------------------------
    (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          181,700 shares
------------------------------------------------------------------------------
   (10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)                      [ ]

------------------------------------------------------------------------------
   (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.45%
------------------------------------------------------------------------------
   (12)  TYPE OF REPORTING PERSON (See Instructions)

          PN
------------------------------------------------------------------------------





Item 1(a).        Name of Issuer:

                           Loehmann's Holdings Inc. (LHMS)

                  Item 1(b). Address of Issuer's Principal Executive
Offices:

                           2500 Halsey Street, Bronx, NY 10461

Item 2(a).        Name of Persons Filing:

                  This Schedule 13G is being filed jointly by Richard A. Rubin, Hawkeye Capital Management LLC and Hawkeye Capital LP (collectively the "Reporting Persons")with respect to shares of Common Stock of Loehmann's Holdings Inc. which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  The principal place of business of each Reporting Person is

                  200 West 57th Street
                  New York, NY 10019

Item 2(c).        Citizenship:

                  Richard Rubin is a citizen of the United States and the other Reporting Persons were organized in the United States.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  540 417 102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a:

                  Not applicable.

Item 4.           Ownership.

   (a)   Amount Beneficially Owned:   181,700 shares

   (b)   Percent of Class:  5.45%

                  Hawkeye Capital LP, a pooled investment vehicle organized as a partnership, owns 181,700 shares of Loehmann's Holdings Inc. Common Stock which may be deemed to be beneficially owned by each Reporting Person and as to which Richard Rubin has sole voting power and dispositive power in his role as manager of Hawkeye Capital Management LLC, the general partner of Hawkeye Capital LP.


Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.


Item 9.           Notice of Dissolution of Group

                  Not applicable.


Item 10.          Certification

                           By signing below I certify that, to the best of
                  my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: March 21, 2002



                                                /s/Richard A. Rubin
                                                ------------------------------
                                                Richard A. Rubin


                                                /s/Richard A. Rubin
                                                ------------------------------
                                                Hawkeye Capital Management LLC
                                                by Richard A. Rubin,
                                                Manager


                                                /s/Richard A. Rubin
                                                ------------------------------
                                                Hawkeye Capital LP
                                                by Richard A. Rubin,
                                                Manager of Hawkeye
                                                  Capital LLC,
                                                General Partner




                                                                  EXHIBIT A

            JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


         This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on
Schedule 13D or Schedule 13G, as appropriate, with respect to their ownership of the Common Stock, $.01 par value per share, of Loehmann's Holdings Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.


         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 21st day of March, 2002.



                                                /s/Richard A. Rubin
                                                ------------------------------
                                                Richard A. Rubin


                                                /s/Richard A. Rubin
                                                ------------------------------
                                                Hawkeye Capital Management LLC
                                                by Richard A. Rubin,
                                                Manager


                                                /s/Richard A. Rubin
                                                ------------------------------
                                                Hawkeye Capital LP
                                                by Richard A. Rubin,
                                                Manager of Hawkeye
                                                  Capital LLC,
                                                General Partner